As filed with the Securities and Exchange Commission on August 2,
1994

Registration No. 33 -
_____________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

_____________________________________________________________

PLM INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware                                94-3041257
(State or other jurisdiction            (I.R.S. Employer
of incorporation or                     Identification Number)
organization)

One Market                              Stephen Peary
Steuart Street Tower                    Senior Vice President,
Suite 900                               Secretary and
San Francisco, California               General Counsel
94105-1301                              One Market
(415) 974-1399                          Steuart Street Tower
(Address, including zip code, and       Suite 900
telephone number, including area code,  San Francisco, CA
of Registrant's principal executive     94105-1301
offices)                                (415) 974-1399
                                        (Name, Address, including
                                        zip code and telephone
                                        number, including area
code
                                        of agent for service)
_______________________________________________________________

copies to:
Morgan P. Guenther, Esq.
Farella, Braun & Martel
235 Montgomery Street, Suite 3000
San Francisco, California 94104
(415) 954-4431
_______________________________________________________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. (BOX IS LEFT BLANK)
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (BOX IS CHECKED WITH AN "X")

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          SUBJECT TO COMPLETION, DATED OCTOBER 11, 1994

PROSPECTUS

                        2,445,000 Shares

                     PLM INTERNATIONAL, INC.

                          Common Stock
                        ($.01 Par Value)

     This Prospectus relates to the offering from time to time by the persons named in this Prospectus (the "Selling Stockholders") of an aggregate of 2,445,000 shares of the common stock, $.01 par value per share (the "Common Stock"), and the common share purchase rights attached to each such share, of PLM International, Inc., a Delaware corporation (the "Company"). The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

     The Selling Stockholders may offer and sell from time to time all or any part of their respective shares of Common Stock through agents, dealers, underwriters or market makers or directly to prospective purchasers. Such shares will be offered at the market price or at prices that may be negotiated by the Selling Stockholders at the time of sale. See "Plan of Distribution".

     The Common Stock is traded on the American Stock Exchange
("AMEX") under the symbol PLM. On October 3, 1994, the closing price of the Common Stock as reported by the AMEX was $3.00 per share.

     The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock will be the sale price of the Common Stock less the aggregate agents' commissions or underwriting discounts, if any. The Company will not receive any of the sale proceeds. The Company will pay all of the expenses of this offering, except that the Selling Stockholders will pay the cost of any selling commissions and underwriting discounts associated with the sale of the Common Stock. Such expenses payable by the Company, including legal and accounting fees, are estimated to be $20,635. The Company intends to keep the Registration Statement, of which this Prospectus is a part, effective for a period of 24 months or, if earlier, until all of the shares of Common Stock offered hereby have been sold hereunder.

                      ____________________

     Prospective purchasers of the Common Stock offered hereby should carefully consider the matters set forth under "Risk
Factors" herein.

                      --------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ____________________

        The date of this Prospectus is October __, 1994.

     No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any Underwriter. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or since the dates as of which information is set forth herein. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates or an offer in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

                        TABLE OF CONTENTS

                                                       Page

Available Information                                   4

Incorporation of Certain Information by Reference       4

The Company                                             6

Recent Developments                                     10

Risk Factors                                            10

Description of Common Stock                             15

Use of Proceeds                                         17

Price Range of Common Stock                             17

Selling Stockholders                                    18

Plan of Distribution                                    21

Legal Matters                                           22

Experts                                                 22

                      AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates.

   This Prospectus constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus, except as superseded or modified herein:

   (i)   Annual Report on Form 10-K for the year ended
   December 31, 1993, as amended;

   (ii) Quarterly reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994, as amended; and

   (iii) Current Report on Form 8-K dated June 17, 1994.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying supplement to this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the documents which have been incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests for such documents should be directed to Secretary, PLM International, Inc., One Market, Steuart Street Tower, Suite 900, San Francisco, CA 94015-1301, telephone: (415) 974-1399.

                          RISK FACTORS


   Prior to making an investment decision, prospective investors should consider carefully, together with the other information contained or incorporated into this Prospectus, the following:

Uncertainty of Future Profitability

   The Company's net income (loss) to common shares for each of the three years ended December 31, 1991, 1992 and 1993 was $3,063,000, ($25,271,000) and $1,432,000, respectively. For the six months ended June 30, 1994, the Company's net loss to common shares was ($853,000). The Company expects to record a net loss for the nine months ended September 30, 1994, due to, among other things, the reduction in carrying value of certain assets. See "The Company - Recent Developments." There can be no assurance that net losses will not occur in the future.

   Termination of the ESOP will result in significant charges to earnings for the year of termination. See "Recent Developments."


Competition

   The transportation equipment leasing industry is highly competitive. The Company competes with numerous domestic and foreign leasing companies, some of which are much larger than the Company, or are divisions of much larger companies, and have greater financial resources than the Company. In addition, if the available supply of transportation equipment were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling such equipment, the Company's competitive position could be adversely affected.


Risks of Equipment Leasing Business

   Equipment leasing is subject to various business risks including the availability of suitable equipment, regulatory requirements, lessee defaults and factors which influence the ability to sell or re-lease equipment, such as the condition of the equipment, changes in usage or economics of equipment in particular industries and the cost of comparable new equipment. In addition, the demand for leased equipment depends on domestic and international economic conditions and import-export volumes. Suppliers of leased equipment, such as the Company, are dependent upon decisions by shipping lines and other transportation companies to lease rather than buy their equipment. When the volume of world trade decreases, the Company's business of leasing equipment may be adversely affected as the demand for such equipment is reduced. The volume of world trade, and consequently the Company's business, is subject to general economic conditions, such as rates of inflation, fluctuations in general business conditions, governmental regulation and the availability of financing at favorable rates. Most of these factors are outside the control of the Company. A substantial decline in world trade may also adversely affect the Company's customers, leading to possible defaults and the return of equipment prior to the end of a lease term.


Risks of Syndication Business

   The success of the Company's syndication business depends upon a number of factors which are not within the control of the Company, including dependence on independent broker-dealers to market investment programs, changes in tax laws associated with publicly syndicated partnerships and comprehensive regulation associated with the sale of securities. In 1993, the Company's syndication sales declined 17% from 1992 levels, while industry-wide equipment leasing syndication sales declined 30%. There can be no assurance that such declines will not continue in the future.


Volatility of Residual Value of Equipment; Recent Reductions in
Carrying Value

   Although the Company's operating results primarily depend upon equipment leasing and syndication fees, the Company's profitability is also affected by the residual values (either for sale or continued operation) of its equipment upon expiration of its leases. These values, which can vary substantially, depend upon, among other factors, the maintenance standards observed by lessees, the need for refurbishment, the ability of the Company to remarket equipment, the cost of comparable new equipment, the availability of used equipment, rates of inflation, market conditions, the costs of materials and labor, regulatory requirements and the obsolescence of the equipment. Most of these factors are outside the control of the Company. In 1992 and 1993, the Company reduced the carrying value of certain equipment by $36.2 million and $2.2 million, respectively. For the nine months ended September 30, 1994, the Company expects further reduction in the carrying values of certain aspects. See "The Company - Recent Developments."


No Dividends on Common Stock

   The Company has not paid a common stock dividend since 1991, and the Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The payment of dividends on the Company's Common Stock is restricted by the terms of the Company's credit agreements with its lenders.


Certain Anti-takeover Provisions

   Certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as the Company's Shareholder Rights Plan and employment contracts, could have anti-takeover effects on the Company. These provisions include certain supermajority voting requirements, limitations on stockholder action without a meeting, and on the calling of special meetings by stockholders, the establishment of a classified Board of Directors and certain advance notice requirements. See "Description of Common Stock." Additionally, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law which places restrictions on business combinations with persons deemed "interested stockholders." These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company.


Shares Eligible for Future Sale

   Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. In addition to the shares of Common Stock offered hereby, upon termination of the ESOP, it is expected that approximately 2,000,000 additional shares of Common Stock will become eligible for sale in the public market. At June 30, 1994, the Company had 537,301 stock options outstanding of which 169,083 were currently exercisable.


Possible Volatility of Stock Price

   The market price of the Common Stock could be subject to significant fluctuations in response to variations in operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."


Dependence on Certain Employees

   Each of the Company's executive officers has responsibility for an important segment of the Company's operations. The loss of any of such person's services could have a material adverse effect on the Company's business, financial condition and results of operations.


Restrictions Imposed By Debt Instruments

   The Company's debt facilities prohibit a merger or consolidation of the Company and the sale of substantially all of its assets without the prior approval of its lenders. The Company is also restricted by its debt facilities in its ability to declare and pay dividends; redeem, repurchase or retire its capital stock; make other distributions in respect of its capital stock and make investments in certain subsidiaries and joint ventures. The Company's debt facilities contain other restrictions on operations other than described herein (see "Recent Developments -- Senior Debt Refinancing") which the Company believes will not materially impact its ability to do business in the ordinary course.

                          THE COMPANY


   PLM International, Inc. (the "Company") is a transportation equipment leasing company specializing in the management of equipment on operating leases domestically and internationally. The Company also sponsors syndicated investment programs organized to invest primarily in transportation equipment. The Company operates and manages approximately $1.4 billion of transportation equipment and related assets for its account and various investment partnerships and third party accounts.

   The Company was incorporated under the laws of Delaware in May 1987. The executive offices of the Company are located at One Market, Steuart Street Tower, Suite 900, San Francisco, California 94105 and its telephone number is (415) 974-1399.


                       RECENT DEVELOPMENTS

Senior Debt Refinancing

   On June 30, 1994, the Company completed the refinancing of its $31,500,000 aggregate principal amount of senior secured debt with a new credit facility (the "Credit Facility") in the principal amount of $45,000,000. $35,000,000 of the Credit Facility bears interest at the fixed rate of 9.78% per annum. $10,000,000 of the Credit Facility bears interest at a floating rate equal to three-month LIBOR plus 2.75%. Interest is payable quarterly in arrears. Quarterly principal installments commence June 30, 1997. The Credit Facility matures on June 30, 2001 and is secured by substantially all of the Company's transportation equipment and related leases. The loan agreement for the Credit Facility contains a minimum collateral coverage ratio covenant (200%); a maximum note balance to net worth ratio covenant (100%); a minimum consolidated net worth covenant ($40,000,000); a minimum interest coverage ratio covenant (225%) and a maximum funded debt ratio covenant (65%).


Impact of New ESOP Accounting Pronouncement

   On November 22, 1993 the American Institute of Certified Public Accountants issued Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6) which changes the way companies report transactions with leveraged employee stock ownership plans ("ESOPs") for financial statement purposes, including the following: (i) compensation expense is to be recognized based on the fair value of shares committed to be released to employees; (ii) interest received on loans to ESOPs is not recorded as income; and (iii) only dividends on allocated shares are reflected as a reduction to income to common shareholders. The Company is not required to adopt SOP 93-6 because the shares held by its ESOP were purchased prior to December 31, 1992; however, management is considering voluntary adoption of SOP 93-6. If the Company elects to adopt SOP 93-6, a non-cash charge to earnings for the impact of the change in accounting principle will be recorded as of the beginning of the year of adoption and all previously issued financial statements for that year will be restated. If SOP 93-6 were to be adopted by the Company during 1994, the charge to earnings would be approximately $5,500,000. See "Termination of Employee Stock Ownership Plan."

Expected Reductions in Carrying Value of Certain Equipment;
Expected Third Quarter 1994 Loss

   The Company is in the process of performing its annual review of its equipment portfolio to identify underperforming assets and potential reductions in carrying values. As was the case in 1993, revisions in expected realizable values of certain assets will result in a reduction in carrying values of certain assets in the third quarter. Based on preliminary analyses, the estimated amount of the reduction may result in a non-cash charge to income of up to $5 million.

   Based on this estimated reduction in carrying values of certain assets, the ESOP loan fee amortization (referred to in "Termination of the Employee Stock Ownership Plan"), a projected bad debt loss and other matters, the Company expects an aggregate pre-tax charge to income in the third quarter 1994 of up to approximately $8 million.

   As a result the expected third quarter 1994 loss, the Company will not be in compliance with a fixed charge coverage covenant in its subordinated debt agreement and will require a waiver or amendment from the subordinated debt holders.

Termination Of Employee Stock Ownership Plan

   The Board of Directors established the Company's Employee Stock Ownership Plan (the "Plan") on August 21, 1989. The Plan is a defined contribution plan which was established to invest primarily in qualified employer securities issued by the Company. On August 21, 1989, the Company borrowed $63,654,993 from a group of banks to finance the Plan. The Company immediately reloaned that amount to the Plan and made an initial contribution to the Plan of $345,007. The Plan then utilized $64,000,001 of the foregoing amount to purchase 4,923,077 shares of the Company's newly issued Series A Preferred Stock. All of those shares were initially held in a pledge account (the "Loan Suspense Account") and have been released from the Loan Suspense Account for allocation to participants as payments were made on the Plan's indebtedness to the Company. As a condition to their loans to the Company, the banks required the Company to provide security for the loans, which security, except for a short period in 1990, took the form of cash (or cash equivalents) deposited in a collateral account maintained by one of the banks. This collateral is referred to as the "restricted cash collateral." Except for the form of the collateral, the terms of the loans from the banks to the Company and from the Company to the Plan have substantially identical terms and substantially identical principal balances.

   The Plan received a determination letter from the Internal Revenue Service which states that the Plan (and the related trust) are exempt from Federal income taxation under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and qualify as an employer stock ownership plan under section 4975(e)(7) of the Code. Under the terms of the Plan, all employees of the Company and its subsidiaries who are United States citizens are eligible to participate in the Plan after the satisfaction of certain age and service requirements. Under the terms of the Plan, the Company retained the right to terminate the Plan at any time.

   The Company's Board of Directors has announced its intention to terminate the Plan. The Board's decision was based on several factors. First, the Company anticipated that the cash collateral initially required as part of the Plan financing described above could ultimately be fully accessed for use in the Company's business. Instead, however, the banks required that all such amounts be held in a collateral account which could only be invested in certificates of deposit and similar low yielding investments. The Plan financing arrangement has for that reason continuously reduced corporate earnings and growth. Second, employees have generally been dissatisfied with the Plan as a vehicle for retirement planning. An employee stock ownership plan like the Plan generally provides an undiversified investment, and the annual allocation of an increased number of shares to participants has unfortunately been matched by a decline in the value of the Company's outstanding Common Stock. The Company's Board of Directors determined to terminate the Plan because it was satisfying neither the Company's nor the participants' expectations and could not be expected to do so in the foreseeable future. Termination of the Plan is contingent on, among other things, the receipt of a favorable IRS determination letter as to the qualified status of the Plan as of the date of termination under the rules and regulations of the Internal Revenue Code (the "Code"). At June 30, 1994, the assets of the Plan consisted of 4,901,474 shares of Series A Preferred Stock (the "Preferred Stock"). Upon Plan termination, each share of Preferred Stock held by the Plan which has been allocated to Plan participants will become 100% vested; upon distribution each allocated share will automatically convert to one share of Common Stock. In addition, it is presently expected that an amendment to the Company's Certificate of Designation of Series A Preferred Stock (the "Certificate of Designations") will be submitted to the PLM shareholders for approval prior to termination of the Plan. Under the proposed amendment, the allocated shares of Preferred Stock would also automatically convert to common shares in the event those shares are transferred to the trustee of the Company's profit sharing plan.

   Termination of the Plan will result in the distribution to each Plan participant (or, transfer to the participant's account in the Company's profit sharing plan) of shares of PLM Common Stock, and the Preferred Stock which has been allocated to such participant's account as of the date of termination will be cancelled. Assuming termination on or about December 31, 1994, it is estimated that approximately 2,000,000 common shares (including shares covered by the Registration Statement of which this Prospectus is a part) will be distributed to (or to the accounts of) a total of approximately 315 Plan participants, including up to 410,000 shares distributed on or before termination of the Plan to participants who are no longer employees of the Company ("Former Employees"), which shares are covered by the Registration Statement of which this Prospectus is a part. See "Plan of Distribution". All such shares would be freely tradeable and listed on the AMEX.

   Shares of Preferred Stock held by the Plan which have not been allocated to participants' accounts at the date of termination (i.e. approximately 2,900,000 shares assuming termination on or about December 31, 1994) will be surrendered in exchange for the cancellation of all indebtedness of the Plan then owing to the Company. The unpaid principal balance of such indebtedness to the Company is currently in excess of the price ($13.72 per share) at which those shares may be called for redemption. In addition, the corresponding bank indebtedness of the Company related to the Plan will be repaid using restricted cash collateral. As of June 30, 1994, the principal amount of this indebtedness was $50,280,000 and it was fully secured by restricted cash collateral. Depending on prevailing interest rates at the time of termination, gain or loss may be recognized on the liquidation of the collateral to be used to repay this indebtedness.

   Termination of the Plan and the related Plan loan will eliminate payment by the Company of the annual dividend on the Preferred Stock now held by the Plan. For the year ended December 31, 1993, the aggregate pretax amount of this dividend was $7,030,000. Termination of the Plan will also result in a 10% excise tax imposed by the Code on the "amount realized" by the Plan from the disposition of the unallocated shares held by the Plan on the date of termination. Although the amount of this one-time tax is not presently known, based on the Company's assessment of the valuation of the unallocated shares, the tax is currently estimated at less than $1,000,000. This excise tax is payable seven months after the close of the calendar year of termination and will be charged to earnings in the year of termination. The Company also anticipates that approximately $2,700,000 of previously paid, unamortized Plan loan fees and other costs will be charged to earnings in the year of termination, which together with the estimated amount of the 10% excise tax and income tax benefits, will result in a reduction in shareholders' equity of approximately $2,800,000. Of these amounts, the Company anticipates approximately $2,000,000 of previously-paid, unamortized Plan loan fees will be charged to income for the period ended September 30, 1994.

   Further, as a result of the Plan termination, the cost recorded for previously allocated Plan shares will be adjusted as required by current accounting principles. The impact of this possible change in accounting for allocated shares will be reflected as a reduction to income to common shareholders of approximately $5,500,000 and will result in a corresponding increase to additional paid in capital. The Company's total stockholders' equity will not be impacted by this accounting charge for the allocated shares.

                   DESCRIPTION OF COMMON STOCK

   The following description summarizes certain provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws and of the Shareholder Rights Plan dated as of March 12, 1989 (the "Plan") between the Company and First Interstate Bank of California, as Rights Agent. Such descriptions do not purport to be complete and are qualified in their entirety by reference to such Certificate, Bylaws and Plan, copies of which are included or incorporated by reference as exhibits to the Registration Statement of which this Prospectus constitutes a part.

   The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. At June 30, 1994, there were issued and outstanding 10,683,017 shares of Common Stock and 4,901,474 shares of Preferred Stock. The Transfer Agent and Registrar for the Common Stock is First Interstate Bank, P. O. Box 7558, San Francisco, California 94120-7558.

   Subject to the rights and preferences of any series of preferred stock which may be designated and issued, the holders of the Company's Common Stock are entitled to dividends when and if declared by the Board of Directors, and upon liquidation to share pro rata in any and all assets remaining after the payment of corporate liabilities. The Company's Common Stock has no preemptive or other subscription rights, and outstanding shares of such stock are fully paid and nonassessable. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

   Each share of Common Stock has one vote on all matters submitted to stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.


Certain Provisions of the Certificate of Incorporation and Bylaws

   Several provisions of the Company's Certificate and Bylaws may have the effect of deterring a takeover of the Company.
These provisions include (i) the requirement that 80% of the outstanding shares of voting stock approve certain mergers, sales of assets or other business combinations with stockholders holding 10% or more of the outstanding shares, unless the transaction is recommended by a majority of the disinterested directors, (ii) a prohibition on stockholder action by written consent without a meeting and on the calling by stockholders of special meetings of stockholders, (iii) a requirement that directors of the Company may be removed by the stockholders only for "cause" and then only by a vote of 80% of the outstanding shares, (iv) the establishment of a 80% vote to amend certain provisions of the Certificate and the Bylaws, (v) the classification of the company's Board of Directors into three classes serving staggered three-year terms, and (vi) a requirement of advance notification of stockholders' nomination for directors and other proposals.


Shareholder Rights Plan

   On March 13, 1989, the Company's Board of Directors declared a dividend distribution to shareholders of record of one common share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles that holder to purchase from the Company one share of Common Stock at a cash purchase price of $30.00, subject to adjustment. The terms of the Rights are set forth in the Plan. The Rights are not exercisable until the Distribution Date referred to below and will expire at the close of business on March 31, 1999, unless earlier redeemed by the Company as described below.

   Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be issued with newly issued shares of Common Stock and (ii) Rights will be evidenced by the Common Stock certificates and the transfer of Common Stock certificates will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date.

   The Rights will separate from the Common Stock and a Distribution Date (as defined in the Plan) will occur, in general, upon the earlier of (i) 15 days following a public announcement that a person (an "Acquiring Person") has acquired
15% or more of the outstanding Common Stock (the "Stock
Acquisition Date"), or (ii) 15 business days following the commencement of a tender or exchange offer for 20% or more of the outstanding Common Stock.

   From and after the Stock Acquisition Date, among other things, each Right will entitle the holder to receive, upon exercise, shares of Common Stock having a value equal to two times the exercise price of the Right. In addition, the Board of Directors may, at its option, exchange the Rights for a determinable number of shares of Common Stock or for substitute consideration in the form of cash, Common Stock equivalents, debt securities or other assets in any combination. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination,
(ii) the Company survives a merger or business combination in which Common Stock is exchanged for other securities, assets or property or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each Right will entitle the holder to receive, upon exercise, common shares of the acquiring person having a value equal to two times the exercise price of the Right.

   In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time prior to the Stock Acquisition Date.

                         USE OF PROCEEDS

   The Company will not receive any proceeds from the sale of the Common Stock offered hereby. See "Selling Stockholders."


                   PRICE RANGE OF COMMON STOCK


   The Company's Common Stock trades (under the ticker symbol "PLM") on the American Stock Exchange ("AMEX"). The table below sets forth the high and low prices of the Company's Common Stock for the periods indicated as reported by the AMEX. No dividends were declared on Common Stock for these periods.

   Calendar Quarter                      High               Low

     1992

   1st Quarter                         $  3.875         $  2.375
   2nd Quarter                         $  2.625         $  1.750
   3rd Quarter                         $  2.375         $  1.625
   4th Quarter                         $  1.936         $  1.562

     1993

   1st Quarter                         $  3.125         $  1.750
   2nd Quarter                         $  2.563         $  2.000
   3rd Quarter                         $  2.500         $  2.000
   4th Quarter                         $  2.750         $  2.000

     1994

   1st Quarter                         $  3.875         $  2.125
   2nd Quarter                         $  3.687         $  2.500


   On July 29, 1994, the closing price reported on the AMEX was $3.125 per share. At that date, the Company had approximately
13,000 shareholders of record. The payment of dividends on the Company's Common Stock is restricted by the terms of the Company's credit agreements with its lenders, including restrictions based on cash flow and net income.

                      SELLING STOCKHOLDERS

     Transcisco Industries, Inc.("Transcisco") was the original holder of the shares of Common Stock being offered hereby by the Selling Stockholders. In July 1991, Transcisco filed a petition for reorganization in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). In October 1993, the Bankruptcy Court issued an order confirming the Joint Plan of Reorganization of Transcisco (the "Plan"). The Plan provided, among other things, for the cancellation of certain indebtedness owing to the Transcisco Official Bondholders' Committee (the "OBC") by Transcisco in exchange for shares of the Company's Common Stock then owned by Transcisco. The Plan was subsequently modified to provide for a transfer of these shares of Common Stock, including the shares being offered hereby by the Selling Stockholders, from Transcisco and the OBC to the Company and to the Selling Stockholders. The following table sets forth information at the date of this Prospectus with respect to the Selling Stockholders.

                Number of
                Shares of      Number of
                   Common         Common  Percentage of
              Stock Owned          Stock   Common Stock
Selling          Prior to        Offered    Owned After
Stockholder      Offering         Hereby   Offering<F1>

HPB
Associates,
L.P               960,000        960,000            0

Smith Barney
Shearson
Fundamental
Value Fund        735,000        735,000              0

James Grosfeld
and Marjorie
Grosfeld, Joint
Tenants           400,000        400,000              0

Richard Goldberg   75,000         75,000              0

Dr. Paul Goldberg
Trust dated 4/1/85
under Article 7
F/B/O Paul
Goldberg           15,000         15,000              0

Peter Stern and
Marjorie L. Stern,
Trustees of the
Peter Stern Family
Trust U/A/D
8/16/90            20,000         20,000              0

Wendy Pesky        10,000         10,000              0

Robert Stern       10,000         10,000              0

Michael Stern
and Marjorie
Stern, Joint
Tenants            20,000         20,000              0

Bernice Stern,
Trustees of Trust
dated 1/28/91
F/B/O Bernice
Stern             100,000        100,000              0

Jerome Silverman    5,000          5,000              0

Ivan Rubin         10,000         10,000              0

Gerald P.
Kaminsky           35,000         35,000              0

Martin I. Kaminsky 10,000         10,000              0

Gerald P. Kaminsky,
Trustee Gary J.
Kaminsky Grantor
U/A/D 3/29/93
F/B/O Gary J.
Kaminsky           10,000         10,000              0

TOTAL           2,445,000      2,445,000              0


<F1> Assumes the sale by the Selling Stockholders of all shares offered hereby.


     None of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates within the last three years. Pursuant to the terms of a Stock Purchase Agreement entered into with each of the Selling Stockholders relating to the acquisition by such Selling Stockholders of the shares of Common Stock offered hereby, the Company has agreed to use its reasonable best efforts to keep the Registration Statement, of which this Prospectus is a part, effective for a period of 24 months or, if earlier, until all of the shares of Common Stock offered hereby have been sold. The Company has also invited HPB Associates, L.P. ("HPB"), one of the Selling Stockholders, to attend meetings of the Board of Directors of the Company as a non-voting observer for a period of one year from the acquisition by HPB of the shares of Common Stock offered hereby.

                      PLAN OF DISTRIBUTION

     The shares of Common Stock offered hereby are being sold for the respective account of the Selling Stockholders. The shares may be sold from time to time by the Selling Stockholders, or their pledgees, donees, transferees or other successors in interest. Such sales may be made on the AMEX, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sales pursuant to Commission Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     At the time a particular offer of the Common Stock is made, if required, a Prospectus Supplement will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares of Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     In order to comply with the applicable securities laws of certain states, if any, the shares of Common Stock may only be sold through registered or licensed brokers or dealers in those states. In addition, in certain states the shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such a distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, in connection with transactions in the shares during the effectiveness of the Registration Statement of which this Prospectus forms a part. All the foregoing may affect the marketability of the Common Stock and any market making activities with respect to the Common Stock.

     The Company has agreed to pay certain expenses incident to the registration of the shares of Common Stock under the Securities Act, but is not paying any sales commissions and discounts of underwriters, dealers or agents, if any. Such expenses payable by the Company are estimated to be $20,635. The Company has agreed to use its best efforts to maintain the Registration Statement in effect for up to two years. Certain of the Selling Stockholders and any underwriter they may utilize will be indemnified by the Company against certain civil liabilities, including liabilities under the Securities Act.

                          LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Farella, Braun & Martel, San
Francisco, California.

                             EXPERTS

     The financial statements and schedules of PLM
International, Inc. as of December 31, 1993 and 1992 and for each of the years in the 3-year period ended December 31, 1993 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick covering the December 31, 1993 financial statements refers to a change in the method of accounting for income taxes.

                             PART II
             INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.      Other Expenses of Issuance and Distribution.

     The expenses of the offering are estimated to be as follows:


     Securities and Exchange Commission Registration Fee . .$ 2,635
     Legal Fees and Expenses . . . . . . . . . . . . .    10,000*
     Accounting Fees and Expenses  . . . . . . . . . .     5,000*
     Printing Expenses . . . . . . . . . . . . . . . .     2,000*
     Miscellaneous . . . . . . . . . . . . . . . . . .     1,000*
     Total . . . . . . . . . . . . . . . . . . . . . .   $20,635

_______________________
* Amount estimated

     All of the above expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

     The Registrant has authority under Section 145 of the General Corporation Law of the State of Delaware to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article Tenth of the Registrant's Certificate of Incorporation, referenced as Exhibit 4.1 hereto, provides for indemnification of the Registrant's officers and directors to the full extent provided in Section 145. Article VIII of the Registrant's Bylaws, referenced as Exhibit 4.2 hereto, also provides for indemnification of the Registrant's officers, directors, employees and agents. In addition, the Company has entered into indemnification agreements with its directors which require the Company to indemnify any director, to the fullest extent permitted by law, against any losses, claims, damages and expenses arising out of or in connection with his service as a director. These agreements also require the Company to obtain and maintain insurance for indemnification which is adequate on light of industry standards and reasonable business practice.

     Section 102 of the General Corporation Law of the State of Delaware permits the limitation of a director's personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not made in good faith. Article Tenth of the Registrant's Certificate of Incorporation limits directors' personal liability to the extent permitted by Section 102.

     Article Tenth of the Registrant's Certificate of Incorporation and Article VIII of the Bylaws also provide that the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising our of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability. Even though the Registrant may obtain directors and officers liability insurance in the future, the indemnification provisions contained in the Certificate of Incorporation of the Registrant would remain in place and such provisions will affect not only the Registrant, but its stockholders as well.

Item 16.  Exhibits.

    Exhibit No.          Description

     4.1 Certificate of Incorporation of Registrant, incorporated by reference to Registrant's Form 10-
              K filed with the Securities and Exchange
              Commission on April 2, 1990.

     4.2 Bylaws of Registrant, incorporated by reference to Registrant's Form 10-K filed with the Securities and Exchange Commission on April 2, 1990.

     4.3.1 * Stock Purchase Agreement dated June 1, 1994 between Registrant and Davis Skaggs Investment
              Management.

     4.3.2 * Stock Purchase Agreement dated July 20, 1994 between Registrant and Cowen & Co., on behalf of the listed purchasers.

     4.3.3 * Stock Purchase Agreement dated July 29, 1994 between Registrant and HPB Associates, L.P.

     4.4 *    Specimen Common Stock Certificate.

     4.5      Rights Agreement, as amended, incorporated by
              reference to Registrant's Form 10-K filed with the
              Securities and Exchange Commission on March 31,
              1993.
     5.1 *    Opinion and Consent of Farella, Braun & Martel.

     23.1 **  Consent of KPMG Peat Marwick.

     23.2 *   Consent of Farella, Braun & Martel (included in
              Exhibit 5.1).

     24.1*    Power of Attorney.

___________________
*  Previously filed
** Filed herewith

Item 17.      Undertakings.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)   To include any prospectus required by Section
                10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or event arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PAGE

                           SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on October 11, 1994.


                         PLM INTERNATIONAL, INC.



                         By:   /s/ ROBERT N. TIDBALL
                              Robert N. Tidball, President
                              and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to its Registration Statement has been signed by the following persons in a capacities indicated on October 11, 1994.

     Signature                Title

/s/ROBERT N. TIDBALL*
Robert N. Tidball        President, Chief Executive Officer,
                         Director and Principal Executive Officer
/s/ J. MICHAEL ALLGOOD*
J. Michael Allgood       Chief Financial Officer and
                         Principal Financial Officer


/s/ J. ALEC MERRIAM*
J. Alec Merriam          Chairman of the Board of Directors


/s/ ALLEN V. HIRSCH*
Allen V. Hirsch          Executive Vice President and Director


/s/ WALTER E. HOADLEY*
Walter E. Hoadley        Director


/s/ ROBERT L. PAGEL*
Robert L. Pagel          Director


/s/ HAROLD R. SOMERSET*
Harold R. Somerset       Director

* By /s/ ROBERT N. TIDBALL
     Robert N. Tidball, Attorney-in-fact

PAGE

                    INDEX TO EXHIBITS


Exhibit No.    Description

4.1
Certificate of Incorporation of
Registrant, incorporated by reference
to Registrant's Form 10-K filed with
the Securities and Exchange Commission
on April 2, 1990.
4.2
Bylaws of Registrant, incorporated by
reference to Registrant's Form 10-K
filed with the Securities and Exchange
Commission on April 2, 1990.
4.3.1*

Stock Purchase Agreement dated June 1,
1994 between Registrant and Davis
Skaggs Investment Management.
4.3.2*

Stock Purchase Agreement dated July
20, 1994 between Registrant and Cowen
& Co., on behalf of the listed
purchasers.
4.3.3*

Stock Purchase Agreement dated July
29, 1994 between Registrant and HPB
Associates, L.P.
4.4 *
Specimen Common Stock certificate.
4.5
Rights Agreement, as amended,
incorporated by reference to
Registrant's Form 10-K filed with the
Securities and Exchange Commission on
March 31, 1993.



5.1 *
Opinion and Consent of Farella, Braun
& Martel.

   23.1**    Consent of KPMG Peat Marwick.

23.2 *
Consent of Farella, Braun & Martel
(included in Exhibit 5.1).
24.1 *
Power of Attorney.___________________

*  Previously filed
**  Filed herewith